SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/ RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

SONERA CORPORATION

(Name of Subject Company)

SONERA CORPORATION

(Name of Person Filing Statement)

Shares, no nominal value, and American Depositary shares,

each representing one Share, no nominal value
(Title and Classes of Securities)

835 433 202

(Cusip Number of Class of Securities)

Maire Laitinen

General Counsel
Sonera Corporation
Teollisuuskatu 15
FIN-00150 Helsinki, Finland
(+358) 20 401
(Name, Address and Telephone number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Petri Haussila

White & Case LLP
Eteläranta 14
FIN-00130 Helsinki, Finland
(+358 9) 228 641

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

      The name of the subject company to which this Solicitation/ Recommendation Statement on Schedule 14D-9 relates is Sonera Corporation (“Sonera”), a corporation organized under the laws of the Republic of Finland. Sonera’s principal executive offices are located at Teollisuuskatu 15, FIN-00150 Helsinki, Finland. The telephone number of its principal executive offices is (+358) 20 401.

      The titles of the classes of the equity securities to which this Schedule 14D-9 relates are Sonera shares, no nominal value, Sonera American Depositary Shares (“ADSs”), each representing one share, and Sonera warrants, each of which entitles the holder to subscribe for one Sonera share and were issued pursuant to Sonera’s 1999 and 2000 stock option programs. As of September 30, 2002, there were 1,115,301,729 Sonera shares outstanding, including shares in the form of ADSs.

Item 2.	Identity and Background of Filing Person

      The name, business address and business telephone number of Sonera, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

      This Schedule 14D-9 relates to the offer by Telia AB (“Telia”), a corporation organized under the laws of the Kingdom of Sweden, to exchange (the “Exchange Offer”) 1.51440 shares of Telia for each share of Sonera, 0.30288 ADSs of Telia, each of which represents five Telia shares, for each Sonera ADS, and one Telia warrant, each of which entitles the holder to subscribe for 1.5 Telia shares, for each warrant issued pursuant to Sonera’s 1999 or 2000 stock option programs, upon the terms and subject to the conditions set forth in the prospectus relating to the exchange offer, dated October 1, 2002 (the “Prospectus”), included in Telia’s Registration Statement on Form F-4, first filed with the Securities and Exchange Commission by Telia on October 1, 2002. A copy of the Prospectus has been incorporated herein by reference as Exhibit (a)(1) hereto.

      The Exchange Offer is being made pursuant to a Combination Agreement, dated as of March 26, 2002, as amended, by and between Telia and Sonera. The Combination Agreement provides, among other things, that, following the consummation of the Exchange Offer, Telia shall, assuming the minimum acceptance condition that 90 percent of Sonera’s shares and votes are tendered in the exchange offer is satisfied, take all actions necessary to complete a mandatory redemption offer and a compulsory acquisition under Finnish law to acquire all of the remaining and issued and outstanding Sonera shares, whether in the form of shares or ADSs.

      As set forth in the Prospectus, the principal executive offices of Telia are located at Marbackagatan 11, S-123 86, Farsta, Sweden.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

      For a description of certain interests of members of Sonera’s board of directors and management in the exchange offer as well as certain potential conflicts of interest, please refer to information included under the captions “The Transaction,” “The Exchange Offer,” “Ownership of Securities of Telia and Sonera,” “Information about Sonera” and “Directors, Senior Management and Employees of Sonera” in the Prospectus, which information is incorporated by reference in this Schedule 14D-9. Except as incorporated herein by reference, there are no agreements, arrangements or understandings or actual or potential conflicts of interest between Sonera or its affiliates and (1) Sonera, its executive officers, directors or affiliates or (2) Telia, its executive officers, directors or affiliates.

Item 4.	The Solicitation or Recommendation

      Recommendation. At a meeting on March 26, 2002, the board of directors of Sonera concluded that the exchange offer was in the best interests of Sonera and its securityholders and unanimously recommended that Sonera securityholders participate in the exchange offer.

Reasons for the TeliaSonera Merger

      Telia and Sonera are both active in some of the most developed telecommunications markets in the world. Both companies also have joint interests in leading mobile and fixed line operators in the Baltic and Russian markets.

      Telia and Sonera believe that the merger will provide enhanced growth potential based on the current market positions and strategic fit of the two companies, and that the future prospects for both companies therefore will be improved through the merger.

      Telia and Sonera expect that the close geographic proximity of the companies and the shared strategic values will be very important in realizing the benefits of the combination. Such benefits are expected to be incremental to the cost saving and capital efficiency focus programs that have been introduced at both Telia and Sonera. Both these programs will be continued and are expected to be further strengthened through the merger.

      The most important benefits of the combination are summarized below:

      Larger customer base in the Nordic region and strong market leadership. The combined company will be the largest telecommunications operator in the Nordic region. Based on the number of subscribers, the combined company will be the leading mobile operator in Sweden and Finland, the second ranking operator in Norway and the fourth ranking operator in Denmark. The total mobile subscriber base of the combined company in the Nordic region will be approximately 7.4 million following the merger. The combined company will also be the largest fixed voice and data provider in the Nordic region with leading positions in Sweden and Finland and a strong position in Denmark.

      Telia and Sonera expect that its significantly increased scale will enable the combined company to serve its customers better. The combined company will be able to offer seamless services to corporate customers throughout the region. The customer base of the combined company will also allow for faster development of integrated fixed and mobile service offerings.

      Consolidation of Baltic position. The combination will substantially strengthen the existing positions of Telia and Sonera in the Baltic region. AB Lietuvos Telekomas (in which the combined company will hold a 60 percent interest) and UAB Omnitel (combined interest of 55 percent), each of which are based in Lithuania, will become consolidated subsidiaries of the combined company. Latvijas Mobilais Telefons SIA (Latvia), in which the combined company will hold a 49 percent direct interest and an approximate 11 percent indirect interest through Sonera’s holding in Lattelekom SIA, and with respect to which the combined company will have the right to nominate the majority of the members of the board of directors, will also become a consolidated subsidiary of the combined company. The combined company will also hold a 49 percent interest in each of AS Eesti Telekom (Estonia) and Lattelekom SIA (Latvia). As of June 30, 2002, the mobile operators and fixed line operators in the Baltic region in which the combined company has an interest had an aggregate of approximately 1.5 million subscribers and 2.2 million subscribers, respectively.

      Strengthened position in growth areas of Russia and Eurasia. The combined company will have a direct and indirect holding of 43.8 percent in the Russian mobile operator MegaFon, a direct and indirect holding of 37.1 percent in the Turkish mobile operator Turkcell and a 58.55 percent holding in Fintur Holdings B.V., which operates in emerging mobile markets through its 51.3 percent interest in Azercell Telecom B.M. of Azerbaijan, its 83.2 percent interest in Geocell LLC of Georgia, its 51 percent interest in GSM Kazakhstan LLP OAO Kazakhtelecom of Kazakhstan, and its 77 percent interest in Moldcell S.A. of Moldova. As of June 30, 2002, (i) the GSM operators within the MegaFon Group had approximately 1.7 million subscribers, (ii) Turkcell had approximately 13.8 million subscribers and (iii) the mobile operators in which Fintur had a controlling interest had an aggregate of approximately 1.4 million subscribers.

      Significant synergies. Telia and Sonera expect to derive significant synergies as a result of the merger and have identified and quantified cost and capital expenditure synergies within a number of areas in their respective operations. Synergies are expected to be derived mainly from the combined company’s wholly-

owned operations in the Nordic countries. In addition, synergies are expected to be derived from the combining of Telia’s and Sonera’s interests in the Baltic region and Russia although such synergies have not been included in the figures presented below due to the fact that not all the telecommunications operators in the Baltic countries and Russia in which Telia and Sonera have interests will be consolidated for purposes of the combined company’s financial statements. In addition to cost and capital expenditure synergies, Telia and Sonera expect to achieve revenue synergies, although such revenue synergies have not been quantified.

      The non-recurring savings resulting from the elimination of the overlapping mobile operations in Finland (i.e., the planned divestiture of Telia Mobile Finland and the elimination of the need to build two separate UMTS networks in Finland) are excluded. Similarly, the one-off costs resulting from the combination have been excluded from the analysis of recurring synergies.

      Following the announcement of the merger, both companies have jointly undertaken detailed analyses in order to identify, quantify and develop implementation plans for potential synergies. A number of working groups have been established across the business lines and geographical areas of both companies. These efforts have been coordinated and managed by an Integration Office staffed by representatives of the management of both Telia and Sonera. However, it is important to note that the work relating to the analysis of synergy benefits has been limited by the inability of the joint working groups to mutually disclose confidential information relating, among other things, to confidential contractual terms, due principally to competition law restraints.

      Telia and Sonera have estimated the magnitude of the cost synergies and capital expenditure savings using various assumptions, including:

•	the magnitude of Telia’s and Sonera’s projected costs and capital expenditures for IT systems and infrastructure, product and service development, network operations and production, purchasing and general and administrative functions;

•	the mix of these costs and capital expenditures across different areas; and

•	the proportion of the projected costs and capital expenditures that could be eliminated as a result of combining Telia’s and Sonera’s activities, eliminating unnecessary duplication, coordinating purchasing activities and capital expenditure programs and adopting best practices in cost control throughout the combined company.

      Cost synergies 2002-2005. Telia and Sonera expect that the annual cost synergies will reach SEK 2.3 billion (€250 million) by the end of 2005. Measured on a monthly basis, TeliaSonera is expected to achieve approximately 20 percent of this annual level by the end of 2003, and 50 percent by the end of 2004. These percentages represent an average across all areas of the combined company and may vary in different areas.

      Cost synergies are expected to be derived within the following areas:

•	Product and service development (approximately 32 percent of all cost synergies) — These synergies are expected to be achieved mainly through eliminating overlapping activities in product and competence development, and product management as well as in research.

•	IT systems and infrastructure (approximately 27 percent of all cost synergies) — These synergies are expected to be achieved mainly through moving to common IT systems and technology infrastructure, eliminating overlapping technical platforms and activities, resulting in savings in system development and maintenance costs.

•	Purchasing (approximately 18 percent of all cost synergies) — These synergies are expected to be achieved mainly through improved bargaining power and optimizing existing supplier contracts between the two companies.

•	Network operations and production (approximately 14 percent of all cost synergies) — These synergies are expected to be achieved mainly through modifying roaming arrangements and unifying network technologies, technical platforms and processes in network control, development and support functions for mobile, fixed and lP networks.

•	Corporate functions (approximately 9 percent of all cost synergies) — These synergies are expected to be achieved mainly through eliminating overlapping corporate activities.

      Capital expenditure synergies 2002-2005. Annual capital expenditure savings are expected to amount to approximately SEK 640 million (€70 million) by the end of 2005. Measured on a monthly basis, TeliaSonera is expected to achieve approximately 30 percent of this annual level by the end of 2003, and 60 percent by the end of 2004. These percentages represent an average across all areas of the combined company and may vary in different areas.

      Capital expenditure synergies are expected to be derived within the following areas:

•	Product and service development (approximately 38 percent of all capital expenditure synergies) — These synergies are expected to be achieved mainly through elimination of overlapping investments in platforms and product development and management.

•	Purchasing (approximately 38 percent of all capital expenditure synergies) — These synergies are expected to be achieved mainly through improved bargaining power and optimizing existing supplier contracts between the two companies.

•	IT systems and infrastructure (approximately 20 percent of all capital expenditure synergies) — These synergies are expected to be achieved mainly through economies of scale and elimination of overlapping investments in system development and maintenance.

•	Network operations and production (approximately 4 percent of all capital expenditure synergies) — These synergies are expected to be achieved mainly through unifying network technologies and technical platforms.

      Revenue synergies. Revenue synergies have not been quantified, but are expected to be achieved mainly by combining the offerings of both companies and actively marketing such offerings to the combined company’s larger customer base, through improved customer retention and customer relationship management as well as through the implementation of best practices. The combined company is expected to have a more attractive customer offering for current and potential customers of both companies.

      One-off expenses 2002-2005. One-off expenses (excluding transaction expenses) resulting from the merger are expected to be limited in 2002 and to total approximately SEK 2 billion (€220 million) over the years 2003-2005, of which approximately one-third will be in the form of capital expenditure. Most of the costs are related to the elimination of overlapping activities and most of the capital expenditure are related to investments in telecommunications and IT systems. On a pro forma basis, the total transaction expenses related to the merger are expected to amount to approximately SEK 1.2 billion (€135 million).

      Total pre-tax cash flow synergies after 2005. Telia and Sonera estimate that the total recurring annual pre-tax cash flow synergies to be generated from the TeliaSonera merger will be approximately SEK 2.7 billion (€300 million) after 2005.

      Implementation process. The identification of potential synergies has been conducted by eight separate working teams and overseen by a joint Integration Office. The eight synergy areas comprise all of Telia’s and Sonera’s businesses, and have been defined according to the nature of the relevant businesses.

      The working groups have been assigned the task of verifying the synergy estimates and developing an implementation plan. Implementation plans contain a summary of the main activities and milestones, primary responsibilities and key performance indicators for follow-up. The execution of the implementation plan will commence immediately upon closing of the merger.

      Strong financial resources and cash flows. The financial position of the combined company is expected to provide a solid and stable base from which to execute its strategy. In addition, management expects that the cash flow generation of the combined company will increase its ability to maintain its strong financial condition.

      As of June 30, 2002, Telia had interest-bearing liabilities of SEK 25.6 billion (€2.8 billion), cash and short-term investments of SEK 3.3 billion (€0.4 billion), and short-term and long-term interest-bearing receivables of SEK 12.0 billion (€1.3 billion). Telia’s interest-bearing liabilities net of cash and short-term investments totaled SEK 22.3 billion (€2.5 billion), and its interest-bearing liabilities net of cash and short-term investments and all interest-bearing receivables totaled SEK 10.3 billion (€1.1 billion) as of June 30, 2002.

      As of June 30, 2002, Sonera under IAS had interest-bearing debt of €3.2 billion (SEK 28.8 billion), cash and short-term investments of €1.0 billion (SEK 9.5 billion), and short-term and long-term interest-bearing receivables of €0.2 billion (SEK 1.8 billion). Sonera’s interest-bearing debt net of cash and short-term investments totaled €2.1 billion (SEK 19.3 billion), and its interest-bearing debt net of cash and short-term investments and all interest-bearing receivables totaled €2.0 billion (SEK 17.6 billion) as of June 30, 2002.

      Management estimates that on a pro forma basis as of June 30, 2002, the combined company had interest-bearing liabilities of SEK 54.9 billion (€6.0 billion), cash and short-term investments of SEK 13.4 billion (€1.5 billion), and short-term and long-term interest-bearing receivables of SEK 13.9 billion (€1.5 billion). On a pro forma basis, the combined company’s interest-bearing liabilities net of cash and short-term investments totaled SEK 41.6 billion (€4.6 billion), and its interest-bearing liabilities net of cash and short-term investments and all interest-bearing receivables totaled SEK 27.7 billion (€3.0 billion) as of June 30, 2002.

      The combined company is expected to have relatively strong credit ratings, although lower than Telia’s current credit ratings. Standard and Poor’s currently has ratings of A+/A-1 on Telia’s long-term and short-term debt, respectively, and ratings of BBB/A-2 on Sonera’s long-term and short-term debt, respectively. Moody’s currently has ratings of A-1/Prime-1 on Telia’s long-term and short-term debt, respectively, and ratings of Baa2/Prime-2 on Sonera’s long-term and short-term debt, respectively. S&P has placed Telia’s A+/A-1 ratings on CreditWatch with negative implications and Moody’s has placed its A-1/Prime-1 ratings of Telia on review for a possible downgrade. S&P has placed Sonera’s BBB/A-2 ratings on CreditWatch with positive implications and Moody’s has placed its Baa2/Prime-2 ratings of Sonera on review for a possible upgrade.

      On a combined basis, the combined company’s cash provided by operating activities totaled SEK 14.2 billion (€1.6 billion) for the year ended December 31, 2001. In comparison, cash provided by operating activities during the same period for Telia was SEK 10.4 billion (€1.1 billion) and for Sonera it was SEK 1.8 billion (€0.2 billion). Similarly, on a combined basis for the six months ended June 30, 2002, the combined company’s cash provided by operating activities totaled SEK 7.7 billion (€0.9 billion), while for Telia it was SEK 4.7 billion (€0.5 billion) and for Sonera SEK 2.6 billion (€0.3 billion). The combined cash flows also reflect the fact that the Baltic telecommunications operators AB Lietuvos Telekomas, UAB Omnitel and Latvijas Mobilais Telefons SIA, which are currently treated by each of Telia and Sonera as associated companies accounted for under the equity method, will become consolidated subsidiaries of the combined company and their cash flows will be under the control of the combined company and will be included in the consolidated financial statements of the combined company. Furthermore, the combined cash flows reflect the fact that Telia has to divest its mobile operations in Finland and its Swedish cable TV operations to comply with the EU conditions for the merger.

      Footprint and customer base will attract best partners. Telia and Sonera believe that the transaction constitutes a major step in the consolidation of the Nordic telecommunications industry. Further, Telia and Sonera expect that the larger scale operation and the combined competence of the two companies will make the combined company a strong partner in the future shaping of the telecommunications industry in the Nordic and Baltic regions and, in the longer term, in Europe.

      Considerations of Sonera’s Board of Directors.

      At a meeting on March 26, 2002, the Sonera board of directors concluded that the exchange offer was in the best interests of Sonera and its shareholders and unanimously passed a resolution to recommend that Sonera shareholders accept the exchange offer.

      In arriving at its determination, the Sonera board of directors consulted with Sonera’s management, as well as its financial and legal advisers, and considered a number of factors, including, without limitation, the following:

•	The significant benefits described above that the Sonera board of directors believes will occur as a result of the merger.

•	Current industry, economic and market conditions and trends, including the likelihood of continuing consolidation and increasing competition in the telecommunications industry and the suitability of Telia as a merger partner for Sonera.

•	The written opinion of Goldman Sachs, delivered to the Sonera board of directors, that, as of the date of such opinion, the exchange ratio was fair from a financial point of view to the holders of Sonera shares. The Sonera board of directors accepted that Goldman Sachs’ conclusion as to fairness was based on its experience, professional judgment and the financial analyses it performed as a whole. Sonera’s board of directors did not reach a conclusion as to the significance of any of the individual analyses contained in the Goldman Sachs presentation materials presented to the Sonera board of directors on March 26, 2002.

      The full text of the written opinion of Goldman Sachs, dated March 26, 2002, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion is attached as Annex A to this Schedule 14D-9. Goldman Sachs provided its opinion for the information and assistance of Sonera’s board of directors in connection with its consideration of the transaction contemplated by the combination agreement. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of shares or ADSs of Sonera should tender such shares or ADSs in connection with the transaction. We urge you to read the opinion in its entirety.

•	That the business combination provides for balanced representation of each company on the board of directors, and that the combined company would benefit from the best of the management from both companies.

•	The commitment of the Republic of Finland, as Sonera’s largest shareholder, to support the business combination and tender its Sonera shares in the exchange offer.

•	That the TeliaSonera shares are expected to be listed on the Helsinki Exchanges as well as the Stockholm Exchange, and that the TeliaSonera ADSs are expected to be quoted on NASDAQ.

•	The belief of the Sonera board of directors, based upon its review of other strategic alternatives available to Sonera, including remaining independent, that the merger would generate higher value for Sonera’s shareholders than other strategic alternatives.

•	The limited overlap in the markets and customer base of Sonera’s and Telia’s respective businesses.

      In view of the wide variety of factors considered in connection with its evaluation of the proposed merger, the Sonera board of directors did not otherwise find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the special factors considered in reaching its determination.

      Intent to Tender. The Republic of Finland, which owns 52.8 percent of the shares of Sonera, has irrevocably undertaken to Telia that it will tender all of its shares in Sonera in the exchange offer, provided that neither Sonera nor Telia has terminated the combination agreement in accordance with its terms. Except for Sonera shares that may be sold in market transactions prior to the completion of the exchange offer, after reasonable inquiry and to the best of Sonera’s knowledge, each executive officer, director, affiliate and subsidiary of Sonera currently intends to tender all Sonera shares held of record or beneficially owned by such person to Telia pursuant to the exchange offer.

Item 5.	Person/ Assets Retained, Employed, Compensated or Used

      Pursuant to a letter agreement dated March 18, 2002, Sonera engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of this engagement letter, Sonera has agreed to pay Goldman Sachs a transaction fee of €20 million, of which €7 million was payable upon announcement of the transaction contemplated by the combination agreement and the remainder is due upon the completion of the contemplated transaction. Sonera also has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorneys’ fees, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the U.S. federal securities laws.

      Telia has retained Merrill Lynch to act as dealer manager in the United States in connection with the exchange offer. Merrill Lynch will perform certain services in connection with the exchange offer, including soliciting tenders pursuant to the exchange offer and communicating generally with brokers, dealers, commercial banks and trust companies and other persons. Merrill Lynch will receive approximately $500,000 for providing these services and will be reimbursed for its reasonable out-of-pocket expenses, including reasonable attorneys’ fees, incurred in connection with performing such function. Telia has agreed to indemnify Merrill Lynch and related persons against certain liabilities and expenses in connection with their services, including liabilities and expenses under the Securities Act of 1933 and the Securities Exchange Act of 1934, or contribute to payments that the dealer manager may be required to make in that respect.

      Telia has retained Georgeson Shareholder Communications Inc. as information agent in connection with the exchange offer. The information agent may contact holders of Sonera shares, Sonera ADSs and Sonera warrants by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the offer to beneficial owners of Sonera shares and Sonera ADSs. Telia will pay the information agent reasonable and customary compensation for these services in addition to reimbursing the information agent for its reasonable out-of-pocket expenses. Telia has agreed to indemnify the information agent against certain liabilities and expenses in connection with the offer, including certain liabilities under the U.S. federal securities laws.

      In addition, Telia has retained Citibank, N.A. to act as the U.S. exchange agent to receive Sonera ADSs validly tendered in the exchange offer and Nordea Bank Finland Plc to act as the Finnish share agent in connection with the exchange offer for Sonera shares and warrants. Telia will pay these agents reasonable and customary compensation for their services in connection with the offer, will reimburse them for their reasonable out-of-pocket expenses and will indemnify them against certain liabilities and expenses, including, in the case of Citibank, certain liabilities under the U.S. federal securities laws.

      Except as disclosed herein, neither Sonera nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to shareholders or ADS holders on its behalf with respect to the exchange offer, except that such solicitations or recommendations may be made by directors, officers or employees of Sonera, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company

      No transactions in Sonera shares, Sonera ADSs or Sonera warrants have been effected during the past 60 days by Sonera or, to the best of Sonera’s knowledge, by any executive officer, director, subsidiary or affiliate of Sonera.

Item 7.	Purposes of the Transaction and Plans or Proposals

(a)	In connection with the proposed exchange offer and merger, both Sonera and Telia and their respective affiliates have entered into negotiations in connection with the execution and delivery of, and the consummation of the transactions contemplated by, the Combination Agreement. Except as described in the Prospectus under the caption “The Transaction,” “The Exchange Offer,” “Summary of the Combination Agreement” and “Summary of the Shareholders’ Agreement,” no negotiations are being undertaken or are underway by Sonera in response to the exchange offer which relate to, or would result in: (1) a tender offer or other acquisition of Sonera’s securities by Sonera, any subsidiary of Sonera or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Sonera or any subsidiary of Sonera; (3) any purchase, sale or transfer of a material amount of assets of Sonera or any of subsidiary of Sonera;

or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Sonera.

(b)	Except as described in the Prospectus under the caption “The Transaction,” “The Exchange Offer,” “Summary of the Combination Agreement” and “Summary of the Shareholders’ Agreement,” there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the exchange offer that relate to one or more of the matters referred to in Item 7(a) above.

Item 8.	Additional Information

      Reference is hereby made to the Prospectus, a copy of which has been incorporated herein by reference as Exhibit (a)(1) hereto.

Item 9.	Exhibits

(a)(1)	Prospectus, dated October 1, 2002 (incorporated herein by reference to Telia’s Registration Statement on Form F-4 filed with the Commission on October 1, 2002).

(a)(2)	Acceptance Form for Sonera Shares (incorporated herein by reference to Exhibit 99.1 of Telia’s Registration Statement on Form F-4 filed with the Commission on October 1, 2002).

(a)(3)	Acceptance Form for Sonera Warrants (incorporated herein by reference to Exhibit 99.2 of Telia’s Registration Statement on Form F-4 filed with the Commission on October 1, 2002).

(a)(4)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.3 of Telia’s Registration Statement on Form F-4 filed with the Commission on October 1, 2002).

(a)(5)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit 99.4 of Telia’s Registration Statement on Form F-4 filed with the Commission on October 1, 2002).

(a)(6)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit 99.5 of Telia’s Registration Statement on Form F-4 filed with the Commission on October 1, 2002).

(a)(7)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees to Clients (incorporated herein by reference to Exhibit 99.6 of Telia’s Registration Statement on Form F-4 filed with the Commission on October 1, 2002).

(a)(8)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit 99.7 of Telia’s Registration Statement on Form F-4 filed with the Commission on October 1, 2002).

(a)(9)	Letter of the President and Chief Executive Officer to Sonera Securityholders, dated October 1, 2002.

(a)(10)	Opinion of Goldman Sachs International, dated March 26, 2002 (included as Annex A hereto).

(e)(1)	Combination Agreement between Telia and Sonera dated March 26, 2002 (incorporated herein by reference to Annex A of the prospectus forming part of Telia’s Registration Statement on Form F-4 filed with the Commission on October 1, 2002).

(e)(2)	Amendment, dated September 27, 2002, to the Combination Agreement between Telia and Sonera (incorporated herein by reference to Annex B of the prospectus forming part of Telia’s Registration Statement on Form F-4 filed with the Commission on October 1, 2002).

(g)	None.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2002

SONERA CORPORATION

By:	/s/ HARRI KOPONEN

Name: Harri Koponen
Title: President and Chief Executive Officer

By:	/s/ KIM IGNATIUS

Name: Kim Ignatius
Title: Chief Financial Officer

ANNEX A

Goldman Sachs International Peterborough Court 133 Fleet Street London, EC4A 2BB

Tel: 020 7774 1000 Telex: 94015777 Cable: GOLDSACHS LONDON
Regulated by The Financial Services Authority
LOGO

PERSONAL AND CONFIDENTIAL

March 26, 2002

Board of Directors

Sonera Corporation
Teollisuuskatu 15
00510 Helsinki
Finland

Gentlemen and Madame:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding ordinary shares (the “Shares”) of Sonera Corporation (the “Company”) of the exchange ratio of 1.51440 ordinary shares, nominal value SEK 3.20 per share, of Telia AB (publ.) (“Telia”) to be received for each Share (the “Exchange Ratio”) pursuant to the combination agreement, dated as of March 26, 2002 (the “Combination Agreement”), between Telia and the Company.

Goldman Sachs International, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities and private placements as well as for estate, corporate and other purposes. We are familiar with the Company having acted as global coordinator in connection with the offering of 143,950,000 Shares by the Republic of Finland in October 1999 and having provided certain investment banking services to the Company from time to time, including having acted as financial adviser to the Company and as joint global coordinator in connection with the rights offering of 371,767,243 Shares in November 2001 and having acted as the financial adviser to the Company in connection with the pending sale of Sonera Info Communications Ltd. and in connection with the Combination Agreement. We also have provided certain investment banking services to Telia from time to time, including having acted as the financial adviser to the Kingdom of Sweden in connection with the merger of Telia and Telenor ASA in 1998 which was subsequently unwound. Goldman Sachs International provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or Telia, for its own account and for the accounts of customers.

In connection with this opinion, we have reviewed, among other things:

(i)	the Combination Agreement;

(ii)	the shareholders’ agreement regarding Telia, dated as of March 26, 2002, between the Republic of Finland and the Kingdom of Sweden;

Registered in England No. 2263951 Registered Office: Peterborough Court, 133 Fleet Street, London, EC4A 2BB

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(iii)	certain publicly available information for the Company, including its audited consolidated annual reports to shareholders for each of the three years ended December 31, 2001, the Annual Reports on Form 20-F for the two years ended December 31, 2000, the Prospectus, dated as of November 9, 2001, relating to the rights offering of 371,767,243 Shares and certain interim reports to shareholders;

(iv)	certain publicly available information for Telia, including its audited consolidated annual reports to shareholders for each of the two years ended December 31, 1999 and December 31, 2000 and certain interim reports to shareholders;

(v)	certain internal financial analyses and forecasts for the Company and Telia prepared by their respective managements, including certain cost savings and operating synergies projected by the managements of the Company and Telia to result from the transaction contemplated by the Combination Agreement (the “Synergies”); and

(vi)	certain pro forma consolidation calculations of the effect of a merger between the Company and Telia prepared by the respective managements of the Company and Telia.

We also have held discussions with members of the senior management of the Company and Telia regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the Combination Agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Shares and the ordinary shares of Telia and compared certain financial and stock market information for the Company and Telia with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the telecommunications industry specifically and in other industries generally, and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed, with your consent, that the Synergies prepared by the respective managements of the Company and Telia have been reasonably prepared on a basis reflecting the best currently available estimates of the Company and Telia and that such Synergies will be realized in the amounts and time periods contemplated thereby. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or Telia or any of their subsidiaries and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Combination Agreement and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with such transaction.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Combination Agreement is fair from a financial point of view to the holders of Shares.

Very truly yours,

GOLDMAN SACHS INTERNATIONAL

By:

C. Manby Sig.
Managing Director

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